UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

VTEX
(Name of Issuer)

Class A Common Shares, par value US$0.0001 per share
(Title of Class of Securities)

G9470A102
(CUSIP Number)

SBLA Advisers Corp. 600 Brickell Ave., Suite 2650 Miami, Florida 33131 Attn: Patricia Menendez Cambo
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G9470A102

1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
38,434,587

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
38,434,587

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,434,587[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

1 Aggregate amount beneficially owned by SoftBank consists of (i) 19,875,188 shares of Class A common shares, par value US$0.0001 and (ii) 18,559,399 shares of Class B common shares. The Class B common shares are convertible at the election of the holder into Class A common shares on a 1 to 1 basis.
2 Calculated based upon (i) 74,239,544 shares of Class A common shares and (ii) 115,869,036 Class B shares outstanding as of July 20, 2021, as reported in the issuer’s Form 424B4 Prospectus filed with the SEC on July 22, 2021.

Item 1.	Security and Issuer

This Schedule 13D relates to the (i) Class A common shares, par value $0.0001 per share and (ii) Class B common shares (the “Shares”), of VTEX, an exempted liability company incorporated under the laws of the Cayman Islands (referred to herein as the “Issuer”). The principal executive office of the Issuer is located at 125 Kingway, WC2B 6NH, London, United Kingdom.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (referred to herein as “SoftBank” or the “Reporting Person”) solely because of its indirect interests in (i) LA Holdings DE LLC (fka LA Holdings (Cayman) Ltd.), a Delaware limited liability company (“LA Holdings”), a wholly owned subsidiary of SBLA Holdco I LLC, a Delaware limited liability company (“Holdco I”), a wholly owned subsidiary of SBLA L.P., an Ontario limited partnership (“SBLA L.P.”) and a wholly owned subsidiary of SoftBank Latin America Fund L.P., an Ontario limited partnership (“LatAm Fund” and, together with SoftBank, LA Holdings, Holdco I, SBLA L.P. and LatAm Fund, the “SoftBank Entities”) and whose sole limited partner is SoftBank. LA Holdings is a party to the Registration Rights Agreement and the Lock-Up Agreement (each as defined below), as more fully described in Items 3 through 6 of this Schedule 13D, which are herein incorporated by reference. LA Holdings beneficially owns 38,434,587 Class A common shares.

(b)	The principal business address of SoftBank is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan.

(c)	SoftBank is currently engaged in various businesses in the information industry, including mobile communications, broadband infrastructure, fixed-line telecommunications, and Internet culture.

(d)
– (e) During the last five years, neither SoftBank nor, to SoftBank’s knowledge, any of the individuals referred to in Appendix A-1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f)	Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the name, business address, principal occupation and citizenship of SoftBank’s general partners, executive officers and board of directors and each person controlling SoftBank, required by Item 2 of Schedule 13D, is provided on Appendix A-1 and is incorporated by reference herein.

Neither the present filing nor anything contained herein shall be construed as an admission that SoftBank constitutes a “person” for any purposes other than Section 13(d) of the Act.

Item 3.	Source and Amount of Funds or Other Considerations

The information set forth in Item 6 of this Schedule 13D is hereby incorporate by reference.

On July 23, 2021, in connection with the Issuer’s initial public offering (the “IPO”), LA Holdings acquired an additional 1,315, 789 Class A common shares of the Issuer at a per share price of US $19.00, for an aggregate purchase price of US $24,999,991.00 (the “IPO Purchase”) from Goldman Sachs & Co. LLC. The source of the funds to pay the purchase price of the IPO Purchase by LA Holdings was working capital resources of the LatAm Fund.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The SoftBank Entities acquired the securities reported herein for investment purposes, subject to the following:

Mr. Paulo Thiago Passoni serves as a member of the board of directors of the Issuer. Mr. Passoni is a member of management of SBLA Advisers Corp., the registered investment adviser managing the LatAm Fund, of which LA Holdings is a wholly owned subsidiary.

The SoftBank Entities intend to review from time to time the investment in the Issuer and the Issuer’s business affairs, financial position and capital requirements. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Person may consider from time-to-time alternative courses of action. Such actions may include sales of Securities or other securities of the Issuer through sales plans, in open market transactions, privately negotiated transactions, through a public offering or otherwise, or the acquisition of additional Securities or other securities of the Issuer directly from the Issuer, through open-market purchases, in privately negotiated transactions or otherwise, including the disposition or acquisition of Securities or other securities of the Issuer in connection with the SoftBank Entities’ businesses. The SoftBank Entities may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors (the “Board”), other stockholders of the Issuer and other interested parties.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(a)-(b) See items 7 to 11 and 13 on page 2 of this Schedule 13D, which information is incorporated by reference herein.

As a result of the relationships described in this Schedule 13D, SoftBank may be deemed to have voting and/or dispositive power with respect to the Shares of the Issuer held of record by LA Holdings. SoftBank expressly disclaims beneficial ownership of such shares, and this Schedule 13D shall not be deemed an admission that SoftBank is the beneficial owner of such shares for purposes of the Act or for any other purpose.

(c)          Other than as described in Item 3 above, neither SoftBank, nor, to its knowledge, any of the persons set forth on Appendix A-1, has effected any transaction in Securities during the past sixty (60) days.

(d)         Other than as described in Item 2 above, no person is known to SoftBank or, to SoftBank’s knowledge, any of the persons set forth on Appendix A-1, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Securities covered by this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

Effective upon the consummation of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) by and among LA Holdings and certain other parties named therein (collectively, the “Pre-IPO Shareholders”).

At any time beginning 180 days following the closing of the IPO, subject to several exceptions, including underwriter cutbacks and the Issuer’s right to defer a demand registration under certain circumstances, the Pre-IPO Shareholders may require that the Issuer register for public resale under the Securities Act all common shares constituting registrable securities that such Pre-IPO Shareholders request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$25,000,000. If the Issuer becomes eligible to register the sale of its securities on Form F-3 under the Securities Act, which will not be until at least twelve months after the date of date of the Issuer’s final prospectus, such shareholders have the right to require the Issuer to register the sale of the registrable securities held by them on Form F-3, subject to offering size and other restrictions.

If the Issuer proposes to register any of its securities under the Securities Act for the Issuers own account or the account of any other holder (excluding any registration related to employee benefit plan, a corporate reorganization, other Rule 145 transactions, in connection with a dividend reinvestment plan or for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity), such shareholders are entitled to notice of such registration and to request that the Issuer include registrable securities for resale on such registration statement, and the Issuer is required, subject to certain exceptions, to include such registrable securities in such registration statement.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, the Issuer will indemnify any selling shareholders and will bear all fees, costs and expenses (except underwriting discounts and spreads).

Lock-up Agreement

LA Holdco and certain other parties thereto entered into lock-up agreements (the “Lock-Up Agreement”) with the underwriters under which LA Holdco agreed, subject to specific exceptions, not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class A common shares, or any options or warrants to purchase any Class A common shares, or any securities convertible into, exchangeable for or that represent the right to receive Class A common shares (including Class B common shares) for a period of time up to 180 days following the date of the Issuer’s final prospectus (the “Lock-up Period”).

Early Lock-Up Expiration

The terms of the lock-up agreements will expire on 40% of LA Holdco’s Class A common shares or securities convertible into or exchangeable for Class A common shares (including Class B commons shares) subject to the Lock-Up Agreement (provided, that if the shareholder is a member of the Issuer’s board of directors (excluding affiliated funds) or management team, then such amount is 20%) if certain conditions are met and will become available for sale prior to the opening of trading on the third full trading day following the date on which all of the below conditions are satisfied.

Final Lock-Up Expiration

All remaining Class A common shares or securities convertible into or exchangeable for Class A common shares (including Class B commons shares) subject to the Lock-Up Agreement and not released on the early lock-up expiration date will be released prior to the opening of trading on the first full trading day following the period of 180 days after the date of the Issuer’s Final Prospectus.

Memorandum & Articles of Association

Effective upon the consummation of the IPO, the Issuer adopted, by special resolution the Amended and Restated Articles of Association (the “Articles”).

Share Classes

The Articles authorize two classes of common shares: Class A common shares, which are entitled to one (1) vote per share, and Class B common shares, which are entitled to ten (10) per share. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis.

Issuer Board of Directors

The Issuer’s Articles provide that, unless otherwise determined by an ordinary resolution of shareholders, the board of directors will be composed of four to 11 directors, with the number being determined by a majority of the directors then in office.

Upon the consummation of the IPO, the Issuer’s board of directors will be composed of seven members. Each director holds office for the term, if any, fixed by the shareholders or board of directors that appoints such director, or, if no term is fixed on the appointment of the director, until the earlier of his death, resignation or removal.

The Issuer’s Articles provide that directors shall be elected by an ordinary resolution of the shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal. Notwithstanding the foregoing, the controlling shareholders may appoint: (1) a majority of the total number of directors rounded upward to the nearest whole number, for so long as they hold at least 25% of the Issuer’s outstanding voting power; (2) 25% total number of directors rounded upward to the nearest whole number, for so long as they hold at least 10% of the Issuer’s outstanding voting power; and (3) 10% total number of directors rounded upward to the nearest whole number, for so long as less they hold less than 10% but more than 5% of the Issuer’s outstanding voting power. The controlling shareholders may in like manner remove such director(s) appointed by them and appoint such replacement director(s).

The Articles provide that from and after the date on which the controlling shareholders (and/or their respective affiliates) no longer constitute a group that beneficially owns more than 50% of the outstanding voting power, or the classifying date, the directors shall be divided into three classes designated Class I, Class II, and Class III. Each director shall serve for a term ending on the date of the third annual general meeting of the shareholders following the annual general meeting of the shareholders at which such director was elected as subject to the provisions of the Articles. The founding directors shall be allocated to the longest duration classes unless otherwise determined by the controlling shareholders. The members of the Issuer’s board of directors to be in place upon consummation of the IPO will hold office until the next annual general meeting.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (1) the holder of Class B common shares is entitled to ten (10) votes per share, whereas holders of Class A common shares are entitled to one (1) vote per share; and (2) Class B common shares have certain conversion rights. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders.

Share Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share; and (2) on the election of the holders of (A) two-thirds of the then issued and outstanding Class B common shares, prior to the tenth anniversary of the IPO, and (B) the majority of the then issued and outstanding Class B common shares following the tenth anniversary of the IPO.

In addition, each Class B common share will convert automatically into one Class A common share upon (1) any transfer, whether or not for value, except for certain transfers described in the Articles, including transfer between controlling shareholders, transfers to affiliates and for tax and estate planning purposes, so long as the transferring holder continues to hold voting and dispositive power with respect to the shares transferred, or in the case of the controlling shareholders, one of the controlling shareholders continues to hold voting and dispositive power with respect to the shares transferred; or (2) if, at any time, the total number of the issued and outstanding Class B common shares represents less than 10% of the total number of shares outstanding.

Furthermore, the Issuer has agreed with each of the controlling shareholders that the Class B common shares held by each controlling shareholder will convert automatically into one Class A common share on the ninety-day anniversary of the death or permanent disability of such controlling shareholder, provided, however, that during such period the surviving controlling shareholder shall have the option (but not the obligation) to receive such Class B common shares in exchange for Class A common shares at a ratio of 1-to-1.

Share Repurchase

The Articles permit the Issuer to purchase its own common shares, subject to certain restrictions. The board of directors may only exercise this power on the Issuer’s behalf, subject to the Companies Act, the Articles and to any applicable requirements imposed from time to time by the SEC, the NYSE, or by any recognized stock exchange on which the Issuer’s securities are listed.

Dividends

As of the date of the Issuer’s final prospectus, the Issuer had not adopted a dividend policy with respect to payments of any future dividends. Shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The Board may also declare dividends. Dividends may be declared and paid out of funds lawfully available to the Issuer. Except as otherwise provided by the rights attached to shares and the Articles, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date).

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of the Issuer’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Item 7.	Material to Be Filed as Exhibits

1.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.02 to VTEX’s Registration Statement on Form F-1 filed July 15, 2021)

2.	Lock-Up Agreement dated July 12, 2021 (incorporated by reference to Exhibit C of Exhibit 1.01 to VTEX’s Registration Statement on Form F-1 filed July 15, 2021)

3.	Amended & Restated Memorandum and Articles of Association of VTEX (incorporated by reference to Exhibit 3.01 to VTEX’s Registration Statement on Form F-1 filed July 15, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2021

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Ohga
Name:	Natsuko Ohga
Title:	Head of Corporate Legal Department

APPENDIX A-1
EXECUTIVE OFFICERS AND DIRECTORS
OF
SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.

Yoshimitsu Goto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; Representative Director & Chairman of SoftBank Corp.	SoftBank Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7529

Kentaro Kawabe*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
Board Director of SoftBank Group Corp., Board Director, SoftBank Corp., President and Representative Director, President Corporate Officer, CEO, Yahoo Japan Corporation, Executive Director, ZOZO, Inc., President and Representative Director, Co-CEO, Z Holdings Corporation
Kioi Tower, Tokyo Garden Terrace Kioicho, 1-3 Kioicho, Chiyoda-ku, Tokyo, 102-8282, Japan

Keiko Erikawa*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
External Board Director, Independent Officer of SoftBank Group Corp.; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD., Board Director, KOEI TECMO EUROPE LIMITED, Chairman Emeritus (Director), KOEI TECMO GAMES CO. LTD.,
1-18-12 Minowa-cho, Kouhoku-ku, Yokohama-shi, Kanagawa, 223-8503 Japan

Lip-Bu Tan*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Founder and Chairman of Walden International, Inc.; CEO of Cadence Design Systems Inc.; Director of Schneider Electric Corporation	One California Street, Suite 1750, San Francisco, CA 94111

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Counsellor to MITSUI & CO., LTD.; Counsellor to Bank of Japan; and Director of Isetan Mitsukoshi Holdings Ltd.	MITSUI & CO., LTD. 2-1, Otemachi 1-chome Chiyoda-ku, Tokyo 100-8631 Japan

Kenneth A. Siegel*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	Morrison & Foerster LLP Shin-Marunouchi Bldg., 29th Floor 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529 Japan

Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo	7-3-1, Hongo, Bunkyo-ku Tokyo 113-0033 Japan

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO COPORATION	Nagashima Ohno & Tsunematsu JP Tower 2-7, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-7036 Japan

Keiichi Otsuka**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.; Audit & Supervisory Board Member, TBK Co., Ltd., Representative of Otsuka CPA Office, Director, Shizuoka Bank (Europe) S.A.

Yuji Nakata**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.

Marcelo Claure, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President & COO of SoftBank Group Corp., Director of T-Mobile US, Inc, and Director, Executive Chairman of The We Company	600 Brickell Ave #2650 Miami, FL 33131

Rajeev Misra, a citizen of the United Kingdom SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President of SoftBank Group Corp. and CEO of SB Investment Advisers	69 Grosvenor Street London W1K 3JP United Kingdom

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.

Timothy A. Mackey, a citizen of New Zealand SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, CLO & GCO of SoftBank Group Corp.

Seiichi Morooka, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Head of CFO Office of SoftBank Group Corp.

*	Director
**	Corporate Auditor